CAMBRIDGE BANCORP

1336 Massachusetts Avenue

Cambridge, MA 02138

July 7, 2022

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Cambridge Bancorp

Registration Statement on Form S-4 (File No. 333-265854)

Request for Acceleration of Effective Date

Dear Mr. Brown:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cambridge Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on July 11, 2022, or as soon thereafter as possible. The Company also requests the Commission to confirm such effective date and time in writing.

Very truly yours,
Cambridge Bancorp
/s/ Denis K. Sheahan
By: Denis K. Sheahan
Title: Chairman and Chief Executive Officer